Exhibit 99.1

IAMGOLD Announces Strategic Agreement with Sumitomo Metal Mining for the Development of Côté Gold

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TORONTO, June 5, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has entered into an Investment Agreement with Sumitomo Metal Mining Co., Ltd., a Tokyo, Japan-based mining company and a global leader in the development and mining of non-ferrous metals, and a wholly-owned subsidiary of Sumitomo (collectively "Sumitomo") whereby IAMGOLD will form a joint venture with Sumitomo.  Sumitomo will pay an aggregate $195 million to IAMGOLD for a 30% undivided participating interest in IAMGOLD's ownership interest in the Côté Gold Project in Ontario.

Under the terms of the Investment Agreement, on closing, Sumitomo will acquire a 30% undivided participating joint venture interest in IAMGOLD's ownership interest in the Côté Gold Project for an aggregate $195 million, of which $100 million is payable upon closing. The remaining $95 million is payable on the earlier of: (i)18 months following closing, or (ii) the date of public filing of a feasibility study with respect to the Côté Gold Project. Closing of the transaction is expected to occur before the end of the month.

IAMGOLD will be the operator of the Côté Gold Project during development and once in operation.  Each party will be responsible for funding its proportionate share of expenditures, including initial and sustaining capital expenditures for the Côté Gold Project.

"This transaction is significant for IAMGOLD as it validates the intrinsic value of the Côté Gold Project.  It will enable us to move the Project into development and to significantly diversify our production profile as a result of future production from our Canadian operations," said IAMGOLD's President and CEO Steve Letwin. "After extensive due diligence by both parties, what solidified the relationship was the mutual trust and respect and the alignment around strategic priorities. In addition to providing us with the financial capacity to develop the Côté Gold Project, we are gaining a partner with business development and technical expertise who we can work with in the future to explore new possibilities."

IAMGOLD began discussions concerning a potential strategic partnership with Sumitomo in August 2016. Since then, there has been extensive interaction between the two companies, with multiple site visits to Côté Gold involving Sumitomo's senior management and technical teams. During the due diligence period, IAMGOLD visited the Hishikari Gold Mine in Isa, Kagoshima, and Steve Letwin and Don Charter, Chairman of IAMGOLD, spent time with Sumitomo's President, Yoshiaki Nakazato, in Tokyo.

Sumitomo's in-depth expertise in building and operating mines will complement IAMGOLD's proven track record as a successful mine builder and operator. Additionally, IAMGOLD will benefit from Sumitomo's access to Japanese suppliers to the mining industry, which will complement, where needed, existing supplier networks within Ontario. Both companies have strong business development capabilities and reach and a common interest in seeking opportunities beyond Côté Gold, which will support IAMGOLD's objective to grow its production pipeline.

On Closing of the transaction, IAMGOLD and Sumitomo will form an unincorporated joint venture with respect to the Côté Gold Project, and will enter into a definitive joint venture agreement.  Immediately following Closing, IAMGOLD will own 70% and Sumitomo 30% of the total outstanding participating interests under the joint venture agreement.

IAMGOLD and Sumitomo will have oversight of Côté Gold Project activities through an Oversight Committee, which will comprise six representatives consisting of four from IAMGOLD and two from Sumitomo, with decision making based on the proportionate participating interest. We remain committed to advancing Côté in coordination with the federal and provincial government, northern municipalities and local communities, and in particular with our indigenous community partners on whose traditional territory the project will be built and operated.

The Investment Agreement pursuant to which Sumitomo will make the initial investment contains terms, conditions, representations, warranties, and indemnities customary for transactions of this nature.  Closing of the transaction is subject to customary closing conditions, but is not subject to any financing condition or regulatory approvals.

In connection with this transaction, RCI Capital Group acted as financial advisor and originator of the buy side on behalf of IAMGOLD, and Fasken Martineau acted as legal counsel to IAMGOLD, and DLA Piper (Canada) acted as legal counsel to Sumitomo.

About Sumitomo Metal Mining Co., Ltd.

Sumitomo Metal Mining Co., Ltd. is a Japan based company with approximately $7.3 billion in revenue in fiscal year ending March 31, 2017.  The Company is primarily focused on the development and mining of non-ferrous metals, and produces and markets copper, gold, nickel, and other precious metals. Sumitomo Metal Mining is listed on the Tokyo Stock Exchange (5713).

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

CONFERENCE CALL

A conference call will be held on Tuesday, June 6, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the IAMGOLD-Sumitomo transaction and highlights from the Côté Gold prefeasibility study. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1490#.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to satisfy all closing conditions to closing, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/05/c3918.html

%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738 Mobile: (647) 967-9942, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 22:05e 05-JUN-17